SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 11-K

____________________

(Mark one)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period From __________ to __________

____________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares

82 Main Street

Bar Harbor, Maine 04609

______________________________________________________________________________

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2014, and 2013

(With Report of Independent Registered Public Accounting Firm)

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2014, and 2013

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2014, and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014, and 2013	3

Notes to Financial Statements	4

Supplemental Schedules*

1 Schedule H, Line 4i – Schedule of Assets Held at End of Year	12

2 Schedule H, Line 4a – Schedule of Delinquent Participant Contributions	13

*Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm

Plan Administrator

Bar Harbor Bankshares 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information in the accompanying schedules of assets held at end of year as of December 31, 2014 and the schedule of delinquent participant contributions as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.   In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   In our opinion, the supplemental information in the accompanying schedules of assets held at end of the year as of December 31, 2014 and schedule of delinquent participant contributions as of December 31, 2014 are fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/KPMG LLP

Boston, Massachusetts

June 26, 2015

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2014, and 2013

	2014	2013

Cash	$304,062	165,048

Investments, at fair value:

Money market funds	1,045	5,113
Stable Value Fund	832,234	997,970
Target Funds	7,847,101	7,388,398
Mutual funds	5,091,135	4,594,954
Common stock	5,584,286	4,411,377

Total investments	19,355,801	17,397,812

Receivables:
Notes receivable from participants	444,709	370,179
Contribution Receivable	19,237	79

Total receivables	463,946	370,258
Liabilities:
Due to Broker	(294,323)	(155,755)
Net assets available for benefits at fair value	19,829,486	17,777,363

Adjustment from fair value to contract value for
fully benefit responsive investment contracts	(8,399)	(5,939)

Net assets available for benefits	$19,821,087	17,771,424

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2014, and 2013

	2014	2013

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,297,905	2,622,918
Interest and dividends from investments	583,806	410,369
Interest on notes receivable from participants	17,015	17,900
Other income	38,030	33,970

Total investment income	1,936,756	3,085,157

Contributions:
Participants	906,112	817,324
Employer	402,084	366,162
Rollovers	129,804	19,069

Total contributions	1,438,000	1,202,555

Total increase	3,374,756	4,287,712

Deductions from net assets attributed to:
Benefits paid directly to participants	(1,283,249)	(1,372,627)
Administrative expenses	(41,844)	(37,256)

Total deductions	(1,325,093)	(1,409,883)

Net increase in assets available for benefits	2,049,663	2,877,829

Net assets available for benefits:
Beginning of year	17,771,424	14,893,595

End of year	$19,821,087	17,771,424

See accompanying notes to financial statements

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20-1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company utilizes a Recapture account for 12b-1 fees.   Expenses over and above the balance in the Recapture Account are paid by the Company.

	(b)	Contributions

Each year, participants may contribute up 92% (limited to tax withholding and statutory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to statutory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, IRA’s, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan currently offers investment options for participants. The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2014 and 2013, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 3% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional contributions were made in 2014 or 2013.

	(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

	(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014, and 2013

	(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

	(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Terminated participants with vested balances in their accounts of $1 or more but less than $5,000 have their vested balance rolled over to an IRA, unless they make a voluntary election for another form of distribution or rollover.  Upon the death of an employee, the named beneficiary may elect to receive a lump sum amount equal to the vested balance in the deceased employee’s account.

	(g)	Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of the account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over Prime. Existing loans presently range from 4.25% to 5.75%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions.

	(h)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market funds at December 31, 2014 and 2013. Amounts in prior year’s financial statements are reclassified when necessary to conform to current year’s presentation.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014, and 2013

(b)	Investments and Notes Receivable from Participants

The Plan’s investments are valued on a daily basis, using quoted market prices. Participant loans are valued at their outstanding unpaid principal amounts. Dividends are recorded on the ex-dividend date. Common collective trust funds are valued based on audited information reported by the issuer of the common collective trust at year-end.

The Plan’s valuations may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuations are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan also invests in investment contracts through a common collective trust (Union Bond & Trust Company Stable Value Fund, often referred to as Morley Stable Value Fund).  Investment contracts held by a defined contribution plan are required to be reported at fair value, with an adjustment to contract value in the statement of net assets available for benefits because contract value of these contracts is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The contract value of the Union Bond & Trust Company Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments.   Withdrawals from the Morley Stable Value Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.   All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Morley Stable Value Fund may waive this request at its discretion.

(c)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles; require management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014, and 2013

(d)	Subsequent Events

In connection with the preparation of financial statements, the Plan evaluated subsequent events after the balance sheet date of December 31, 2014 through June 26, 2015, which was the date the financial statements were available to be issued

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(3)	Investments

Investments, including those that represent 5% or more of the net assets available for benefits, at December 31, 2014 or 2013 are as follows:

	2014	2013

Money market funds	$1,045	5,113
Morley Stable Value Fund	832,234	997,970
American Target Funds 2015-2050	7,847,101	7,388,398
Mutual funds:
Domestic equity mutual funds:
Vanguard 500 Index Fund-Admiral Signal Shares	$2,173,341	1,888,929
Vanguard Mid Cap Index Investor	210,451	96,858
Vanguard Small Cap Index Signal Shares	265,570	174,868
Blackrock Strategic Income	9,482	---
Foreign equity mutual funds:
American Europacific Growth Fund.	$977,704	1,002,233
American New Perspective	979,475	955,782
Bond mutual funds:
Prudential Short Term Corp Bond	475,112	476,284

Total mutual funds	$5,091,135	4,594,954

Common stock:
Bar Harbor Bankshares	$5,584,286	4,411,377

During 2014 and 2013, the Plan’s investments appreciated in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

	Year ended December 31
	2014	2013
Stable value funds	$1,990	30,036
American Target funds	195,084	1,150,545
Mutual Funds	179,553	759,303
Common stock of Bar Harbor Bankshares	921,278	683,034

	$1,297,905	2,622,918

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014, and 2013

(4)				Fair Values of Financial Instruments

The Plan uses a three-level hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•

Level 1 – Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•

Level 2 – Valuation is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based techniques for which all significant assumptions are observable in the market.

•

Level 3 – Valuation is principally generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates that market participants would use in pricing the asset or liability.   Valuation techniques include use of discounted cash flow models and similar techniques.

	Level 1	Level 2	Level 3	Total

December 31, 2014
Money Market funds	$1,045	---	---	1,045
Stable Value Funds		832,234	---	832,234
Target funds	7,847,101	---	---	7,847,101
Mutual funds	5,091,135	---	---	5,091,135
Common stock of Bar Harbor Bankshares	5,584,286	---	---	5,584,286
December 31, 2013
Money Market funds	$5,113	---	---	5,113
Stable Value Funds	---	997,970	---	997,970
Target funds	7,388,398	---	---	7,388,398
Mutual funds	4,594,954	---	---	4,594,954
Common stock of Bar Harbor Bankshares	4,411,377	---	---	4,411,377
There were no transfers between levels during 2014.
(5)				Income Tax Status

The Plan is based on a prototype plan.   The Internal Revenue Service (IRS) informed the prototype plan sponsor, in an opinion letter dated March 31, 2014, that the form of the Plan is acceptable under the requirements of the Internal Revenue Code.  An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidenced that the plan is qualified under Code Section 401 (a) as provided in Revenue Procedure 20011-49.   Although the plan has been amended since receiving the determination letter, the plan administrator believes that the current plan is designed and being operated in compliance with applicable requirements of the IRC so that the plan is qualified and the related trust is tax exempt.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014, and 2013

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.  Plan document issues relating to participation in the Plan by certain employees of related employers (or by certain employees of subsidiaries of the Company) have been identified, and the Plan sponsor is undertaking corrective action in accordance with the IRS Employee Plans Compliance Resolution System (EPCRS), to include a Voluntary Correction Program (VCP) submission, as required, in conjunction with the advice of tax counsel (or tax advisors). The Plan administrator believes that the current plan is designed and being operated in compliance with the applicable requirements of the Code so that the plan is qualified and the related trust is tax exempt.

(6)	Party-in-Interest Transactions

Shares of common stock issued by the Company represent certain Plan investments (See Note 3).  The decision to invest in Company stock is voluntary on the part of the participants.   These transactions are party-in-interest transactions.   Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information.  Effective December 1, 2010, Reliance Trust Company became Trustee and investments (including Bar Harbor Bankshares) were held by Fidelity Investments.  Participant loan distributions and repayments are also considered party-in-interest transactions.

(7)	Untimely Remittances

During 2014 it was discovered that there were delays by the Plan Sponsor in submitting certain employee deferrals totaling $2,167.  The Plan Sponsor has reimbursed the Plan for lost interest. The Plan Sponsor assessed lost earnings and excise taxes due for the resulting costs and deposit the funds to the Plan.  The Company corrected these transactions in 2014.

BAR HARBOR BANKSHARES 401(k) PLAN

Notes to Financial Statements

December 31, 2014, and 2013

(8)	Difference Between Financial Statements and Form 5500 The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31

	2014	2013

Net assets available for benefits from the financial statements	$19,821,087	17,771,424
Net adjustment to fair value for fully benefit responsive investment contracts	8,399	5,939
Net assets available for benefits from the Form 5500	$19,829,486	17,777,363

The following is a reconciliation of the net increase in assets per the financial statements to the net increase in assets available for benefits from the Form 5500:

	December 31

	2014	2013
Net increase in net assets from the financial statements	$2,049,663	2,877,829
Net adjustment to fair value for fully benefit responsive investment contracts	2,460	(23,830)

Net increase in net assets from Form 5500	$2,052,123	2,853,999

Schedule 1

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets Held at End of Year

December 31, 2014

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment, number of shares, and rate of interest	(d) Cost	(e) Current Value

	Cash—Pass through account		**	$9,917
	Fidelity Retirement Money Market	Money market fund	**	1,045
	Morley Stable Value Fund	Stable Value Fund,35,535.185 shares	**	832,234
	American Target Fund 2015-2050	Target Funds, 642,286.21 shares	**	7,847,101
	Prudential Short Term Corp Bond	Bond mutual fund, 42,345.13 shares	**	475,112
	Blackrock Strategic Income	Equity Mutual Fund, 937.841 shares	**	9,482
	Vanguard Small Cap Index Signal Shares	Equity mutual fund, 4,753.351 shares	**	265,570
	Vanguard 500 Index Fund – Admiral Signal Shares	Equity mutual fund, 11,445.264 shares	**	2,173,341
	Vanguard Mid Cap Index Fund	Equity mutual fund, 6,241.12 shares	**	210,451
	American Europacific Growth Fund	Foreign equity mutual fund, 20,744.829 shares	**	977,704
	American New Perspective Fund	Foreign equity mutual fund, 26,997.658 shares	**	979,475
*	Bar Harbor Bankshares	Common stock,174,508.932 shares	**	5,584,286
*	Participant Loans Receivable	Interest rates – 4.25 – 5.75%	**	444,709
				$19,810,427

* Party-in-interest

** Per ERISA guidelines, the cost of investments is not required to be included in this schedule

See accompanying report of independent registered public accounting firm.

Schedule 2

BAR HARBOR BANKSHARES 401(k) PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2014

	Participant contributions transferred late to the Plan ___________ Check here if late Participant loan prepayments are included ☐		Total that Constitute Nonexempt Prohibited Transactions					Totally fully corrected under VFCP and PTE 2002-51
			Contributions Not corrected	Contributions corrected outside VFCP		Contributions pending correction in VFCP

$	---	$	---	$2,167	$	---	$	---

See accompanying Report of Independent Public Accounting Firm.

REQUIRED INFORMATION

The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2014 and 2013, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:

/s/Marsha C. Sawyer

Date: June 26, 2015

Marsha C. Sawyer

Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of KPMG LLP